Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

11th Floor-550 Burrard Street Bentall 5 Vancouver, B.C. Canada V6C 2B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F ☐     Form 40-F ☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: April 5, 2023	By:	/s/ Karen Aram
Karen Aram, Corporate Secretary

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Exhibits

Exhibit No.	Description
99.1	News Release dated April 5, 2023

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